PATENT AND KNOW-HOW LICENSE AGREEMENT
between
CORNING INCORPORATED AND SHRINK NANOTECHNOLOGIES

THIS LICENSE AGREEMENT (this "Agreement") dated as of July 26, 2010 (the "Effective Date"), is entered into between Corning Incorporated, a New York corporation ("Corning") and Shrink Nanotechnologies, Inc., a Delaware corporation ("Shrink"). The parties agree as follows:

1. DEFINITIONS. For purposes of this Agreement, the terms defined in this Section 1 shall have the respective meanings set forth below:

 1.1 "Licensed IP Rights" shall mean, collectively, the Licensed Patent Rights and the Licensed Know-How Rights.

 1.2 "Licensed Know-How Rights" shall mean all trade secret and other know-how rights in and to all data, information, compositions and other technology (including, but not limited to, formulae, procedures, protocols, techniques and results of experimentation and testing) which are necessary or useful for Shrink to make, use, develop, sell or seek regulatory approval to market a composition, or to practice any method or process, at any time claimed or disclosed in any issued patent or pending patent application within the Licensed Patent Rights.

 1.3 "Licensed Patent Rights" shall mean (a) the patent application PCT/US2009/001770, titled Modular Microfluidic System and Method for Building a Modular Microfluidic System, (b) any patent or patent application owned or controlled by Corning during the term of this Agreement that claims the Technology or its use, (c) all divisions, continuations, continuations-in-part, that claim priority to, or common priority with, the patent applications described in clauses (a) or (b) above or the patent applications that resulted in the patents described in clauses (a) or (b) above, and (d) all patents that have issued or in the future issue from any of the foregoing patent applications, including utility, model and design patents and certificates of invention, together with any reissues, renewals, extensions or additions thereto.

 1.4 "Net Sales" shall mean, with respect to any Product, the gross sales price of such Product invoiced by Shrink (or any direct or indirect sublicensee of Shrink) to third parties less, to the extent actually paid or accrued by Shrink, (a) credits, allowances, discounts, rebates and chargebacks; (b) freight and insurance costs; (c) sales, use, value-added and other taxes; (d) customs duties, tariffs, surcharges and other governmental charges; (e) sales commissions incurred on the sale of such Product; and (f) an allowance for uncollectible or bad debts determined in accordance with generally accepted accounting principles. If a Product consists of components that are covered by a Valid Claim and components that are not covered by a Valid Claim, then Net Sales of such Products, prior to the royalty calculation set forth in Section 5.1, shall first shall be multiplied by the fraction A/(A+B), where A is the value of the component covered by the Valid Claim as reasonably determined by Shrink, and B is the value of the component that is not covered by the Valid Claim as reasonably determined by Shrink.

1.5   "Product(s)" shall mean any product that if made, used, sold, offered for sale or imported absent the license granted hereunder would infringe a Valid Claim, or that otherwise uses or incorporates the Technology that uses Licensed Know-How Rights.

1.6   "Royalty Term" shall mean, with respect to each Product in each country, the term for which a Valid Claim remains in effect and would be infringed but for the license granted by this Agreement, by the use, offer for sale, sale or import of such Product in such country.

1.7   "Technology" shall mean the plug-n-play modular microfluidic system as more fully described in SmartBuild – A truly plug-n-play modular microfluidic system, Po Ki Yuen, *Lab Chip*, 2008, **8**, 1274-1378.

1.8   "Valid Claim" shall mean a claim of an issued and unexpired patent included within the Licensed Patent Rights, which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer.

2.   REPRESENTATIONS AND WARRANTIES.

2.1   Mutual Representations and Warranties. Each party hereby represents and warrants to the other party as follows:

2.1.1   Such party is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated.

2.1.2   Such party (a) has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder, and (b) has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such party, and constitutes a legal, valid, binding obligation, enforceable against such party in accordance with its terms.

2.1.3   All necessary consents, approvals and authorizations of all governmental authorities and other entities required to be obtained by such party in connection with this Agreement have been obtained.

2.1.4   The execution and delivery of this Agreement and the performance of such party's obligations hereunder (a) do not conflict with or violate any requirement of applicable laws or regulations, and (b) do not conflict with, or constitute a default under, any contractual obligation of it.

2.2   Corning Representations and Warranties. Corning hereby represents and warrants to Shrink that Corning (a) is the sole owner of the Licensed IP Rights and has not granted to any third party any license or other interest in the Licensed IP Rights, and (b) is not aware of any infringement or misappropriation by a third party of the Licensed IP Rights.

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3.   <u>LICENSE GRANT</u>.

        3.1   <u>Grant</u>. Subject to the following, Corning hereby grants to Shrink an exclusive worldwide license (with the right to grant sublicenses through multiple tiers) under the Licensed IP Rights to make, have made, use, offer for sale, sell and import Products for a period of 8 (eight) years from the Effective Date of this Agreement ("License Term"). During this period of exclusivity, Corning will retain the right to use the Licensed IP Rights for research and development purposes only.

        3.1.1   In the event that Shrink is unable to develop and commercialize (beyond a token sale) a Product within four (4) years after the Effective Date of this Agreement or in any event within five (5) years after the Effective Date of this Agreement, this exclusive license shall revert to a co-exclusive license, which means that Corning shall not grant a license to any third party under the Licensed IP Rights for a Product, but Corning may develop or commercialize a Product under the Licensed IP Rights pursuant to the terms and conditions of this 3.1.2.

        3.1.2   If, during the co-exclusive license period, Corning seeks to unilaterally further develop the Licensed IP Rights, Corning grants to Shrink a first right of refusal to jointly further develop the Licensed IP Rights with Corning upon terms to be negotiated in good faith by the parties.

        3.1.3   At the expiration of the License Term, then for those Products that have either (a) been commercialized by Shrink or (b) that Shrink has notified Corning that within the next six (6) months will be commercialized and were commercialized within those six (6) months ("Commercial Products"), this license shall revert to a non-exclusive license unless the parties agree in writing to extend the exclusive or co-exclusive license no later than thirty (30) days prior to the expiration of the License Term.

        3.1.4   Corning will have no obligation to maintain the Licensed IP Rights in any jurisdiction, and any decision to abandon the patent or patent applications will be at Corning's sole discretion; provided, however, that if Corning decides to abandon any such patent or patent application, it shall first notify Shrink in writing and give Shrink the opportunity to continue the prosecution and maintenance of such patent or patent application at Shrink's sole expense . Further, Shrink agrees to reimburse Corning for the costs associated with maintaining the Licensed IP Rights with respect to those countries entered into as of the Effective Date, and any subsequent countries if the parties have consulted and determined it makes commercial sense to enter into such countries, however, any such reimbursed costs will be credited against royalties. Shrink's obligation to reimburse Corning for such costs shall expire upon the licenses granted to Shrink hereunder converting to non-exclusive.

        3.2   <u>Technical Assistance</u>. For a period of two (2) years following the Effective Date, Corning shall provide such technical assistance to Shrink as Shrink reasonably requests regarding the Licensed IP Rights, Products or Technology, including making Dr. Po Ki Yuen available to Shrink for consultation. Technical assistance shall be limited to no more than

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5 hours in any one month. Shrink agrees to reimburse Corning for any expenses (that were pre-approved by Shrink) incurred while providing such technical assistance to Shrink. In the event that Dr. Yuen is exposed to Shrink confidential information while providing such reasonable technical assistance to Shrink, this information will be considered residual information and will be available to Dr. Yuen as he performs his duties at Corning, and Corning will be permitted to use such information for any purpose, subject to the terms of this Agreement and provided that this Section is not and shall not be construed as a license grant under any of Shrink's patent rights.

3.3   Enforcement of Licensed Patent Rights. During the License Term, Shrink, at its sole expense, shall have the right to determine the appropriate course of action to enforce Licensed Patent Rights or otherwise abate the infringement thereof, in Shrink's own name and, if necessary for standing purposes, in the name of Corning and shall consider, in good faith, the interests of Corning in so doing. If Shrink does not, within one hundred twenty (120) days of receipt of notice from Corning, abate the infringement or file suit to enforce the Licensed Patent Rights against at least one infringing party, Corning shall have the right to take whatever action it deems appropriate to enforce the Licensed Patent Rights as the controlling party; provided, however, that, within thirty (30) days after receipt of notice of Corning's intent to file such suit, Shrink shall have the right to jointly prosecute such suit and to fund up to one-half (½) the costs of such suit. The party controlling any such enforcement action shall not settle the action or otherwise consent to an adverse judgment in such action that diminishes the rights or interests of the non-controlling party without the prior written consent of the other party. All monies recovered upon the final judgment or settlement of any such suit to enforce the Licensed Patent Rights shall be shared, after reimbursement of a respective parties' expenses, in relation to the damages suffered by each party. In any suit to enforce and/or defend the License Patent Rights pursuant to this Section, the party not in control of such suit shall, at the request and expense of the controlling party, reasonably cooperate and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

4.   COMMERCIALIZATION.

4.1   Efforts. Provided that Shrink is able to develop a Product that has commercial application, Shrink shall use commercially reasonable efforts to identify market opportunities for such Product, and to promote, market and sell such Product.

4.2   Cooperation. In furtherance of the obligations in this Agreement, Corning shall reasonably make available and transfer to Shrink certain existing chips, components, pumps, boards and other items and systems related to the Licensed IP Rights. Additionally, Corning shall provide and Shrink may reasonably use (including without limitation the right to distribute and publish) certain print paraphernalia, videos, audios and other media, in existence at the time of the execution of this Agreement, which relates to the Licensed IP Rights conferred under this Agreement.

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5.   ROYALTIES.

    5.1   Royalties. During the applicable Royalty Term for a Product, subject to the terms and conditions of this Agreement, Shrink shall pay to Corning a royalty equal to three percent (3.00%) of Net Sales of such Product. If Shrink is required to pay royalties to any third party in order to exercise its rights hereunder to make, have made, use, sell, offer to sale or import any Product, then Shrink shall have the right to credit such third party royalty payments against the royalties owing to Corning; provided, however, that Shrink shall not reduce the amount of the royalties paid to Corning to less than fifty percent (50%) of the royalties that would otherwise be due. In the event that the license reverts to a non-exclusive license, then Shrink shall pay to Corning a royalty equal to two percent (2%) of Net Sales of such Product.

    5.2   Royalty Reports. Within sixty (60) days after the end of each calendar quarter during the term of this Agreement following the first commercial sale of Product, Shrink shall furnish to Corning a quarterly written report showing the calculation of Net Sales during such calendar quarter and the royalties that shall have accrued based upon such Net Sales. Royalties shown to have accrued by each royalty report shall be due on the date such royalty report is due. Shrink shall be entitled to deduct the amount of any withholding taxes, value-added taxes or other taxes, levies or charges required to be withheld by a governmental authority on behalf of Corning, and wil provide all records of such withholdings to Corning to enable Corning to apply for any applicable tax credits. Corning shall keep confidential, not disclose to any third party and not use except for purposes of this Agreement any royalty report or other information or reports provided by Shrink under this Agreement.

        5.1.1   Shrink shall keep good and accurate books of account sufficient to permit determination of the royalties due hereunder and shall make such books of account available for inspection by an independent accountant designated by Corning and reasonably acceptable to Shrink. The accountants making such inspection shall report to Corning the amount of royalties due and payable. Such inspections shall be no more frequent than once each calendar year during the term hereof and once within six (6) months after termination of this Agreement. Such inspections will be at Corning's expense unless the designated accountant identifies underpayment of royalties due by five percent (5%) or more in which event Shrink shall pay: (a) for such inspection; (b) the underpayment of royalties due to Corning; and (c) a penalty of the underpayment equal to interest on the underpayment of royalties, the interest being the prime lending rate published in the Wall Street Journal as of the date of the final inspection report plus three percent (3%). Corning's failure to inspect shall not constitute a waiver of Corning's right to object to the accuracy of the royalty reports rendered or payments made under this Agreement. Records inspected under this Section 5.1.1 shall be retained until Corning and Shrink have agreed upon the amount of royalties payable thereon.

6.   TERMINATION

    6.1   Expiration. Subject to Section 6.2 and 6.3 below, this Agreement shall expire at the end of the License Term, upon which time all rights will revert to Corning subject to the provisions of this paragraph 6.1.1.

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6.1.1. Corning shall grant Shrink a royalty-bearing, non-exclusive license to continue to make, have made, use, offer for sale, sell and import Commercial Products, and any improvements, modifications or next generation versions of the Commercial Products, at a royalty rate provided in Section 5.1 above.

6.2   Termination for Cause. Except as otherwise provided in Section 8, either party may terminate this Agreement upon or after the breach of any material provision of this Agreement by the other party if the other party has not cured such breach within ninety (90) days after receipt of express written notice thereof by the non-breaching party; provided, however, if any default is not capable of being cured within such ninety (90) day period and the other party is diligently undertaking to cure such default as soon as commercially feasible thereafter under the circumstances, then the non-breaching party shall have no right to terminate this Agreement.

6.3   Termination for Insolvency.   Shrink agrees to provide Corning with a minimum of six (6) months written notice of its intent to file a voluntary petition in bankruptcy. This License Agreement will terminate effective immediately upon Shrink's failure to provide Corning with such notice, or upon Shrink's filing of a voluntary petition in bankruptcy, or upon the institution of bankruptcy or insolvency proceedings against Shrink, which proceedings have not been dismissed within ninety (90) days, or the appointment of a receiver for Shrink or its property, or Shrink's making an assignment for the benefit of its creditors. In the event that relevant Bankruptcy laws do not permit this Agreement to terminate as provided for in this Section 6.3, then any license will immediately revert to a non-exclusive license, but only for any Products that have already been commercialized by Shrink.

6.4   Effect of Expiration or Termination. Expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination, and the provisions of Sections 6, 7 and 9 shall survive the expiration or termination of this Agreement. Upon any termination of this Agreement, Corning shall grant a direct license to any sublicense of Shrink hereunder having the same scope as such sublicense and on terms and conditions no less favorable to such sublicensee than the terms and conditions of this Agreement, provided that such sublicensee is not in default of any applicable obligations under this Agreement and agrees in writing to be bound by the terms and conditions of such direct license.

7.   INDEMNIFICATION

7.1   Indemnification.   Shrink shall defend, indemnify and hold Corning harmless from all losses, liabilities, damages and expenses (including attorneys' fees and costs) incurred as a result of any claim, demand, action or proceeding arising out of any breach of this Agreement by Shrink, or the gross negligence or willful misconduct of Shrink in the performance of its obligations under this Agreement, except in each case to the extent arising from the gross negligence or willful misconduct of Corning or the breach of this Agreement by Corning. Further, Shrink shall defend, indemnify and hold Corning harmless from all losses, liabilities, damages and expenses (including attorneys' fees and costs) incurred as a result of any claim, demand, action or proceeding arising out of the sale of any Products by Shrink or of any Shrink sublicensee.

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7.2   Procedure. Corning promptly shall notify Shrink of any liability or action in respect of which Corning intends to claim such indemnification, and Shrink shall have the right to assume the defense thereof with counsel selected by Shrink. The indemnity in this Section 7 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of Shrink, which consent shall not be withheld unreasonably. The failure to deliver notice to Shrink within a reasonable time after the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve Shrink of any liability to Corning under this Section 7, but the omission so to deliver notice to Shrink will not relieve it of any liability that it may have to Corning otherwise than under this Section 7. Corning under this Section 7, its employees and agents, shall cooperate fully with Shrink and its legal representatives in the investigation and defense of any action, claim or liability covered by this indemnification, at no cost to Corning.

8.   FORCE MAJEURE

Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected party including but not limited to fire, floods, embargoes, war, acts of war (whether war be declared or not), acts of terrorism, insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party.

9.   MISCELLANEOUS

9.1   Notices. Any consent, notice or report required or permitted to be given or made under this Agreement by one of the parties hereto to the other party shall be in writing, delivered by any lawful means to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and (except as otherwise provided in this Agreement) shall be effective upon receipt by the addressee.

If to Corning: Corporate Secretary
                        Corning Incorporated
                        One Riverfront Plaza
                        Corning, NY 14831
                        United States of America
                        Facsimile: 607-974-6135

                        With a copy to:
                        IP Agreement Coordinator
                        Corning Incorporated
                        SP-TI-03
                        Corning, NY 14831
                        Facsimile: 607-974-3848

If to Shrink: Shrink Nanotechnologies, Inc.
Mark L. Baum, Esq.
2038 Corte del Nogal, Suite 110
Carlsbad, CA 92011
Facsimile: 760-804-8845

9.2   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law principles thereof.

9.3   Assignment. Neither party shall assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that either party may, without such consent, assign this Agreement and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its business to which this Agreement relates, or in the event of its merger, consolidation, change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under this Agreement.

9.4   Waivers and Amendments. No change, modification, extension, termination or waiver of this Agreement, or any of the provisions herein contained, shall be valid unless made in writing and signed by duly authorized representatives of the parties hereto.

9.5   Entire Agreement. This Agreement embodies the entire agreement between the parties and supersedes any prior representations, understandings and agreements between the parties regarding the subject matter hereof. There are no representations, understandings or agreements, oral or written, between the parties regarding the subject matter hereof that are not fully expressed herein.

9.6   Severability. Any of the provisions of this Agreement which are determined to be invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability in such jurisdiction, without rendering invalid or unenforceable the remaining provisions hereof and without affecting the validity or enforceability of any of the terms of this Agreement in any other jurisdiction.

9.7   Waiver. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.

9.8   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.9   Public Disclosure. The parties may disclose the existence of this Agreement and the relationships contemplated thereby, insofar as such disclosure is required by law. Any press release which contains a quotation from a party must be approved prior to the dissemination of the same.

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IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the Effective Date.

CORNING INCORPORATED	SHRINK NANOTECHNOLOGIES, INC.
By: David L. Morse	By: [signature]
Name: DAVID L. MORSE	Name: Mark L. Baum
Title Sr. VP	Title: 28 July 2010, CEO

IP Dept. KAP 7-23-10 KAP

SIGN HERE

WEST\21971382.7
370812-000001